UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2023

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                X                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                     No                        X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                     No                        X

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in accordance with the provisions of the Securities Market legislation, communicates the following:

INSIDE INFORMATION

BBVA has requested to the European Central Bank the correspondent supervisory authorization in order to carry out a buy-back program of BBVA shares up to 1,000 million Euro. Its execution, if the authorization requested is finally granted, would be subject to the adoption of the corresponding corporate resolutions and to the communication of the specific terms and conditions of the share buy-back program before its execution. This share buy-back program would be considered to be an extraordinary shareholder distribution and is therefore not included in the scope of the ordinary distribution policy.

Madrid, 28 July 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July 28, 2023	By:	/s/ Gloria Couceiro Justo

	Name:	Gloria Couceiro Justo
	Title:	Performance Management & Capital Director